UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14-A)

GCI LIBERTY, INC.

(Name of Issuer)

Class A-1 Common Stock

(Title of Class of Securities)

36164V 107

(CUSIP Number)

Bryan Fick

Financial Reporting Director

2550 Denali Street, Suite 1000

Anchorage, Alaska 99503

(907) 868-5600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 20, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36164V 107

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald A. Duncan (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(3)(5)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,274,909 (2) (3) (5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,274,909 (2) (3) (5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,274,909 (2) (3)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.65% (2) (3) (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	As of February 20, 2018 (the “Event Date”).
(2)

Includes shares of Class B-1 Common Stock, no par value per share, of the Issuer (the “Class B-1 Common Stock”) beneficially owned by Mr. Duncan since each share of Class B-1 Common Stock is convertible into one share of Class A-1 Common Stock.

(3)

Includes the following: (a) 2,909 shares of Class A-1 Common Stock allocated to Mr. Duncan under the Issuer’s GCI 401(k) Plan, formerly known as the Stock Purchase Plan; (b) 1,062,082 shares of Class A-1 Common Stock and 1,174,918 shares of Class B-1 Common Stock to which Mr. Duncan has a pecuniary interest (and for which 968,618 shares of Class A-1 Common Stock and 1,116,917 shares of Class B-1 Common Stock are pledged as security); (c) 20,000 shares of Class A-1 Common Stock held by Missy, LLC, which is 25% owned by Mr. Duncan, 25% owned by Dani Bowman and 50% owned by a trust of which Mr. Duncan’s daughter is the 50% beneficiary and for which Mr. Duncan is the General Manager and has voting and dispositive power; (d) 15,000 shares of Class A-1 Common Stock owned by the Neoma Lowndes Trust which Ms. Miller is a 50% beneficiary and for which Mr. Duncan is the trustee with sole voting and dispositive power. Does not include the following: (i) 18,560 shares of Class A-1 Common Stock or 8,242 shares of Class B-1 Common Stock held by Amanda Miller, with respect to which Mr. Duncan disclaims beneficial ownership (Ms. Miller is Mr. Duncan’s daughter); (ii) 37,000 shares of Class A-1 Common Stock held by the Amanda Miller Trust, with respect to which Mr. Duncan disclaims beneficial ownership; (iii) 63,186 shares of Class A-1 Common Stock or 27,020 shares of Class B-1 Common Stock held by Dani Bowman, Mr. Duncan’s wife, of which Mr. Duncan disclaims beneficial ownership.

(4)

Based on 33,046,000 shares of Class A Common Stock and 3,052,000 shares of Class B Common Stock actually issued and outstanding on October 27, 2017, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 2, 2017, each of which were reclassified into an equal number of shares of the Issuer’s Class A-1 Common Stock and Class B-1 Common Stock, respectively, in the GCI Reclassification (as defined below).

(5)

The Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation (“Liberty”), the Issuer, Mr. Duncan and Ms. Bowman (the “Duncan Voting Agreement”) contains provisions relating to the voting of the shares of Class B-1 Common Stock and all shares of Issuer’s capital acquired pursuant to the Reorganization Agreement (as defined below) (the “Subject Shares”). In addition, such Duncan Voting Agreement contains certain transfer restrictions on such shares of Class B-1 Common Stock and other Subject Shares. Mr. Duncan expressly disclaims the existence of and membership in a group with any or all of the other parties to the Duncan Voting Agreement. See Item 6.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14-A)

Statement of

RONALD A. DUNCAN

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GCI LIBERTY, INC.

This Amendment No. 14-A (this “Fourteenth Amendment”) hereby amends and supplements, but is not a complete restatement of, the Schedule 13D filed on behalf of Ronald A. Duncan (“Mr. Duncan”) with the United States Securities and Exchange Commission (the “Commission”) with respect to the Class A-1 Common Stock, no par value per share (the “Class A-1 Common Stock”), of GCI Liberty, Inc. (the “Issuer”) as a result of an event on May 1, 1988, as amended by Amendment No. 1-A filed with the Commission as a result of an event on January 1, 1989, Amendment No. 2-A filed with the Commission as a result of an event on July 21, 1989, Amendment No. 3-A filed with the Commission as a result of an event on June 18, 1991, Amendment No. 4-A filed with the Commission on November 1, 1992, Amendment No. 5-A filed with the Commission as a result of an event on February 1, 1993, Amendment No. 6-A filed with the Commission as a result of an event on May 28, 1993, Amendment No. 7-A filed with the Commission on November 14, 1996, Amendment No. 8-A filed with the Commission on October 6, 1997, Amendment No. 9-A filed with the Commission on November 25, 1998, Amendment No. 10-A filed with the Commission on November 18, 2010, Amendment No. 11-A filed with the Commission on March 20, 2012, Amendment No. 12-A filed with the Commission on March 28, 2016 and Amendment 13-A filed with the Commission on April 7, 2017 (the “Thirteenth Amendment” and together with all amendments including this Fourteenth Amendment, the “Schedule 13D”). Capitalized terms used but not defined in this Fourteenth  Amendment carry the meanings given to them in the Thirteenth Amendment.  This Fourteenth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.

This Fourteenth Amendment is being filed to report the beneficial ownership of the Reporting Person in GCI Liberty, Inc. (the “Issuer”) Class A-1 common stock.  On February 20, 2018, the Commissioner of the Department of Commerce, Community and Economic Development of the State of Alaska accepted for filing the Restated Articles which implements the GCI Reclassification contemplated by the Reorganization Agreement.  Pursuant to the GCI Reclassification, the name of the Issuer was changed from General Communication, Inc. to GCI Liberty, Inc., each outstanding share of General Communication, Inc. Class A Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class A-1 Common Stock and each outstanding share of General Communication, Inc. Class B Common Stock was automatically reclassified into one share of GCI Liberty, Inc. Class B-1 Common Stock.  This Fourteenth Amendment is being filed to report the changes to the Reporting Person’s beneficial ownership interest in the Issuer resulting from the GCI Reclassification.

The Schedule 13D is supplemented and amended as follows:

Item 1.  Security and Issuer.

Item 1 is amended and restated in its entirety to read as follows:

The class of securities to which this Schedule 13D relates is the Class A-1 Common Stock, no par value per share (the “Class A-1 Common Stock”) of GCI Liberty, Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

All references to “Class A Common Stock” in the Schedule 13D are hereby amended and replaced to refer to “Class A-1 Common Stock” and all references to “General Communication, Inc.” as the Issuer are hereby amended and replaced to refer to “GCI Liberty, Inc.”.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 22, 2018

Signature	/s/ Ronald A. Duncan
Ronald A. Duncan